May 26, 2022

Eric W. Falkeis
Chief Executive Officer
Tidal ETF Services LLC
898 North Broadway, Suite 2
Massapequa, New York 11758

                    Re:   Tidal ETF Trust II (the    Trust   )
                          File Nos. 811-23793; 333-264478

Dear Mr. Falkeis:

        We have reviewed the registration statement on Form N-1A filed April 26, 2022, with the
Commission on behalf of the Trust (the    Registration Statement   ) with
respect to an offering of
common shares of Carbon Collective Climate Solutions U.S. Equity ETF (the
Fund   ), a series
of the Trust. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement.

                                            General

   1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the Registration Statement, or if the Fund anticipates requesting such relief in the future. To the extent you will rely on Release No. 33499 (June 3, 2019) to use a manager of managers structure, please tell
      us how the Fund   s name is consistent with the statement made in the
application that    [i]f
      the name of any Sub-advised Fund contains the name of a Sub-Adviser, the name of the
      Adviser that serves as the primary adviser to the Sub-advised Fund will precede the
      name of the Sub-Adviser    or revise the Fund   s name consistent with
such statement.

   3. Please note, a full financial review (e.g., seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the Registration Statement effective.
      We may have additional comments on such portions when you complete them in a pre-
      effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.
 Eric W. Falkeis
Page 2


   4. Please provide the name of the Fund's independent registered public accounting firm in correspondence.


                                             Prospectus

Prospectus Summary

       Principal Investment Strategies (page 3)

   5. You disclose that you will invest in U.S.-listed equity securities of companies the Sub-
      Adviser believes are    primarily focused on building solutions to
address climate change   ;
      however, your disclosure does not address the data, analyses, and metrics the Sub-
      Adviser uses to determine a company   s primary focus nor does it explain
how investment
      decisions are made once you determine a company has a primary focus. Several of the comments that follow request additional disclosure along these lines. We encourage you to consider our comments individually and holistically and revise your
Item 4 and Item 9
      disclosure as appropriate.

   6. You disclose that,    [i]n order to be a Climate Solutions Company that
can be held in the
      Fund   s portfolio, a company must pass through all of the below Steps
1-6.    The
      reference to    that can be held    in this sentence is unclear as it
suggests the Fund may only
      invest in Climate Solutions Companies (emphasis added). If the purpose of this sentence is to list the criteria used to define a Climate Solutions Company for purposes of your
      80% policy, please revise for clarity.

   7. On page 3, in the first line of the second paragraph of this section, the disclosure states
         Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of companies that are developing
      climate change solutions    .    As the Fund has    U.S.    in its name,
please also state that
      80% of the Fund   s net assets will be invested in companies economically
tied to the U.S.
      See Rule 35d-1(a)(3)(i).

   8. On page 4, in the second line of Step 1, immediately following
identified    please insert
         by the Sub-Adviser   .

   9. In Step 2, the disclosure references    a proprietary, screening
methodology   . Please
      clarify in the disclosure, if accurate, that this is done with quantitative modeling and analysis, or otherwise elaborate on what this screening methodology entails. Also, in
      Step 2, the disclosure states that the Fund will evaluate a company
through a    review of
      the company   s sources of revenue.    In addition to the sources of
revenue, is there a
      threshold amount of revenue a company must derive from climate solution activities to be
      included in the Fund   s 80% test (e.g., at least 50%)? Disclose.
 Eric W. Falkeis
Page 3

   10. In Step 3, the disclosure states that for companies with multiple product lines, the Fund excludes companies whose revenues from fossil-fuel products or services exceed their
       climate solutions-generated revenue.    Do all company activities fall
into one of these
       two categories? If not, how does the Fund consider revenue from activities unrelated to
       fossil-fuel products and climate solutions     i.e., per comment 9, what
objective measure
       of a company's revenue does the Fund use to identify a Climate Solutions Company?

   11. At the top of page 5, in Step 4, Water Companies and Water Utilities, the disclosure
       states    For a water company to be included in the Fund   s portfolio,
it must do at least one
       of the following [climate solution activities].    Is there a metric the
Fund uses to
       determine that a company engages in a sufficient amount of a particular activity to be considered a Climate Solutions Company? Or is simply doing the activity enough?
       Please clarify in the disclosure.

       Similarly, in LED Companies, the disclosure states    To be included in
the Fund   s portfolio, an
       LED company must create products and/or components used to replace existing energy-intensive
       options.    Is there an objective metric (such as a revenue test) to
determine if these companies
       may be considered Climate Solution Companies? Please disclose.

   12. On page 5, please explain in the disclosure why Other Companies is considered an exclusionary filter and is consistent with investor expectations for a Climate Solutions Company, or remove it.

   13. The Fund's Investment Objective is to seek to achieve long-term capital appreciation. Please disclose in this section the Fund's strategy in choosing investments that will enable it to achieve this goal. In doing so, please disclose how the Fund reconciles its strategy of selecting Climate
       Solution Companies with its objective of achieving long-term capital appreciation.

       Principal Investment Risks (page 6)

   14. We note the Fund   s risks are presented in alphabetical order. Please
order the risks to
       prioritize the risks that are most likely to adversely affect the Fund s net asset value, yield and total return. After listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

   15. On page 7, New Sub-Adviser Risk, if applicable, please consider expanding on this risk
       disclosure to address the impact that the Sub-Adviser   s limited
financial and personnel
       resources may have on the Fund   s ability to fully implement its
strategy.

Management (page 13)

   16. In the third paragraph of Investment Adviser, the disclosure states the Adviser has
       agreed to pay all expenses incurred by the Fund   ,    with some
exceptions. Will the
       Adviser have an opportunity to recoup these payments? If so, disclose and disclose the terms of any reimbursement.
 Eric W. Falkeis
Page 4

   17. In the penultimate paragraph on page 13, in Sub-Adviser, please disclose the experience of the Sub-Adviser, including any experience the Sub-Adviser has investing in accordance with the strategy of the Fund.

   18. At the bottom of page 13, the disclosure states    A discussion
regarding the basis for the
       Board   s approval of the Fund   s Advisory Agreement and Sub-Advisory
Agreement will
       be available in the Fund   s first annual or semi-annual report to
shareholders. Please
       specify the Fund   s annual or semi-annual report to shareholders and
provide the period of
       the report. See Item 10(a)(1)(iii).


                             Statement of Additional Information

   19. At the top of page 13, in the second sentence, the disclosure states Independent Trustee
       fees are paid by the Adviser or sub-adviser   to each series of the
Trust and not by the
       Fund   . Please elaborate on this disclosure. Will the Adviser be reimbursed for these
       payments? As Board members are fiduciaries to the Fund and its shareholders, how will the Fund address any conflicts of interest that may be presented by this arrangement?
       Please explain to us.

   20. In the last paragraph on page 20, the disclosure states    An Authorized
Participant or its
       affiliates may be selected to execute the Fund   s portfolio
transactions in conjunction with
       an all-cash Creation Unit order or an order including    cash-in-lieu
   .    To the extent
       Creation Units may be purchased or redeemed in cash, please disclose in the prospectus, as appropriate, that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. Please also disclose these costs could be imposed on the Fund, and to the extent they are not offset by a transaction fee payable by
       an Authorized Participant, could decrease the Fund   s net asset value.

Signatures

   21. Please ensure that subsequent amendments contain the signatures required by Section
       6(a) of the Securities Act.

Declaration of Trust

       Article VIII, Section 2, Derivative and Direct Actions (page 19)

   22. We note this section outlines the conditions shareholders must meet to bring a derivative or direct claim with respect to the Trust. Please disclose at an appropriate place within the prospectus a plain English summary of these conditions, particularly those included in
       Section 2(b)(iii), (b)(iv), (c) and (i).
 Eric W. Falkeis
Page 5

       Article VIII, Section 7, Applicable Law (page 24)

   23. Please revise Section 7(c), Choice of Forum Provision, to state that it does not apply to claims arising under the federal securities laws. Please disclose this provision in an appropriate place within the prospectus. Please also disclose any risks raised by the provision, even with respect to non-federal securities law claims.


                      *      *       *      *       *         *    *       *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We will consider a written request for acceleration of the effective date of the
Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,

                                                 /x/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel

cc: Michael Pellegrino, General Counsel, Toroso Investments, LLC
    Jay Williamson, Securities and Exchange Commission
    Mindy Rotter, Securities and Exchange Commission